Exhibit 99.1

ASX ANNOUNCEMENT 7 June 2018 Binding Project Shivom Agreement Melbourne, Australia, 7 June 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”, “GTG”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has entered into a binding agreement (“Agreement”) with Omix Ventures Private Limited (“Project Shivom”), formalising the business relationship originally documented in the non-binding terms sheet previously announced to the market on 6 March 2018. Whilst the terms of the agreement remain confidential, the initial phase of the collaboration includes the following operative conditions; Project Shivom to provide GTG access to a significant pool of data, particularly related to the Indian population, GTG, through access to the Indian population data to modify its risk assessment kits as well as to develop new Indian specific tests or products, including tests related to diabetes and other disease, based on opportunity and areas of need, Project Shivom will facilitate access to Indian hospitals and patients and assist in promoting and marketing GTG’s risk assessment tests on the Shivom platform, GTG will receive US$200k from Project Shivom 180 days from the signature of the original terms sheet on 6 March 2018, as an initial payment to commence the research and development and product development activities. The balance of any cost to finalise the development of the initial test will be jointly funded by the parties. Dr Paul Kasian, Genetic Technologies’ Chairman commented:” The collaboration presents an exciting opportunity for GTG in terms of opening up new markets for the Company’s genomic tests, particularly one of the size and diversity of the Indian market. According to available market data, the International Diabetes Federation and World Health Organisation estimate that India had in excess of 70 million living with diabetes in 2017”. Project Shivom recently completed their initial fundraising initiative, bringing in US$35 million which will facilitate the commencement of its goal to establish a Precision Medicine “ecosystem” – a decentralised blockchain where people can get their genome sequenced and stored. Project Shivom, subject to patient take-up / market penetration, plans t o collect significant volumes of genomic data in order to create a platform to provide ancestry data, personal health insight and genomic data for research, and it is seeking to collaborate with partner organisations such as GTG across multiple industries to establish a fully integrated, open, shareable, scalable ecosystem. Dr Paul Kasian, Genetic Technologies’ Chairman further commented: “The signing of the Agreement with Project Shivom is the first formal step along the path to what we believe will be a significant opportunity for both parties. GTG is committed to actively developing a range of risk prediction tests that are designed to assist in the early detection of diseases and help physicians improve patient outcomes. Blockchain technology presents a unique opportunity for GTG to contribute to the advancement of cancer and other disease research. This collaboration allows us to work alongside an Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

organisation that is equally passionate about achieving the best possible patient outcomes utilising the most effective technology in blockchain". FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Director and Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA)) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com About Project Shivom Project Shivom is powering the next era of genomics through blockchain technology – protecting identity, personalizing healthcare and transforming lives. For the first time ever, a precision medicine ecosystem will offer an open web-marketplace for other providers to add not only genomics information, but also analytics, and associated apps and services to drive personalized medicine. We further aim to extend our services to form a global network of laboratories and research centres, as well as genetic counsellors and other relevant services. For further information, please visit: https://shivom.io/ Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.comABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040